Exhibit 99.1

Neptune to Present at Sidoti & Company Fall 2018 Conference

LAVAL, QC, Sept. 20, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) announced today that Jim Hamilton, President and CEO and Mario Paradis, VP and CFO, will appear at the Sidoti & Company Fall 2018 Conference taking place in New York City on September 27th. Management will present at 9:45 a.m. EDT and be available to meet with investors attending the conference that day.

A webcast of the presentation session and a copy of the company's latest investor presentation will be available on the company's website.

Webcast Details:

Date: Thursday, September 27th, 2018

Time: 9:45 AM Eastern Standard Time

Link to access webcast: http://www.investorcalendar.com/event/37511

About Neptune Wellness Solutions Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products for legal cannabis markets.

The Company's head office is located in Laval, Quebec.

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SOURCE Neptune Technologies & Bioresources inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262, x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening/Carolyn Capaccio, LHA, IR, 1.212.838.3777, jburfening@lhai.com, ccapaccio@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 07:30e 20-SEP-18